Exhibit 99.1

Titan Medical Announces Closing of US$18.0 Million Registered Direct Offering Priced At-the-Market under Nasdaq Rules

TORONTO--(BUSINESS WIRE)--June 11, 2020--Titan Medical Inc. (“Titan” or the “Company”) (TSX:TMD) (Nasdaq:TMDI), a medical device company focused on the design and development of single-port robotic surgical technologies, is pleased to announce today that it closed its previously announced registered direct offering priced at-the-market under Nasdaq rules for the purchase and sale of 18,000,000 common shares of the Company (the “Common Shares”) or Common Shares equivalents at a price of US$1.00 per Common Share or Common Share equivalent and 9,000,000 Common Share purchase warrants (each, a “Warrant”), resulting in total gross proceeds to the Company of approximately US$18.0 million. Each whole Warrant is exercisable to purchase one Common Share (a “Warrant Share”) at an exercise price of US$1.00 per Common Share for a period of four years.

Each Common Share equivalent consists of one pre-funded warrant (“Pre-Funded Warrant”) and each Pre-Funded Warrant is exercisable for one Common Share at an exercise price of $0.0001 per share and will expire when exercised in full. The Pre-Funded Warrants were issued to those purchasers whose purchase of Common Shares in the offering would result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the Purchasers, 9.99%) of the outstanding Common Shares following the consummation of the offering.

H.C. Wainwright & Co. acted as the exclusive placement agent for the offering.

Titan intends to use the net proceeds from the offering for general corporate purposes including: resuming the development of its single-port robotic surgical system, instruments and accessories; funding working capital (including the reduction of outstanding payables); and capital expenditures. The receipt of the proceeds satisfies Milestone 2 of the previously announced development and license agreement with Medtronic, which requires Titan to raise at least $18M of capital before four months from the commencement of the development program under the agreement.

The Common Shares, the Warrants, and the Warrant Shares were offered and sold in the registered direct offering by Titan pursuant to a “shelf” registration statement on Form F-3 (Registration No. 333-232898), including a base prospectus, previously filed with and declared effective by the Securities and Exchange Commission (the “SEC”) on August 2, 2019. A prospectus supplement that forms a part of the registration statement dated June 8, 2020 was filed with the SEC and is available on the SEC’s website located at http://www.sec.gov. Electronic copies of the prospectus supplement and accompanying base prospectus may also be obtained by contacting H.C. Wainwright & Co., LLC at 430 Park Avenue, 3rd Floor, New York, NY 10022, by phone at 646-975-6996 or e-mail at placements@hcwco.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction, and no securities have or will be offered or sold to residents of Canada.

The Toronto Stock Exchange (“TSX”) has confirmed that the Company qualifies as an “Eligible Interlisted Issuer” pursuant to Section 602.1 of the TSX Company Manual which provides that the TSX will not apply certain of its requirements to issuers whose shares are listed on another recognized stock exchange such as the Nasdaq Capital Market. The TSX has determined to accept notice of the offering and has conditionally approved for listing up to an additional 28,260,000 Common Shares.

About Titan

Titan Medical Inc. is focused on robotic-assisted technologies for application in minimally invasive surgery (“MIS”). Titan is developing a single-port robotic surgical system comprised of a surgeon-controlled patient cart that includes a dual-view camera system with 3D and 2D high-definition vision systems and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides an ergonomic interface to the patient cart and a 3D high-definition endoscopic view of the MIS procedure. Titan intends to initially pursue gynecologic surgical indications for use of its single-port robotic surgical system.

For more information, visit www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Such statements reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements, including with respect to the use of the net proceeds of the offering, reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Report for the year ended December 31, 2019 (which may be viewed at www.sedar.com and www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. Except as required by law, the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Contacts

Stephen Randall
Chief Financial Officer
416-548-7522
stephen@titanmedicalinc.com